FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of December 2006

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on December 18, 2006, by Matsushita Electric Industrial Co., Ltd. (the registrant), announcing the repurchase of a portion of its own shares.

2.	News release issued on December 21, 2006, by the registrant, announcing the signing of agreement on integration of healthcare business through business division

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YOICHI NAGATA
Yoichi Nagata, Attorney-in-Fact
Director of Overseas Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: January 10, 2007

December 18, 2006

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, December 18, 2006 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 211-3, Paragraph 1, Item 2 of the former Japanese Commercial Code, which applies pursuant to Article 81 of “the Law for Maintenance of Relevant Laws Relating to the Enforcement of the Company Law.”

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of repurchase: Between November 28, 2006 and December 18, 2006

3.	Aggregate number of shares repurchased: 4,403,000 shares

4.	Aggregate repurchase amount: 9,999,425,000 yen

5.	Method of repurchase: Shares were repurchased on the Tokyo Stock Exchange

(Reference 1)

1)	The following details were resolved at the Board of Directors meeting held on April 28, 2006:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 50 million shares

•	Aggregate repurchase amount: Up to 100 billion yen

2)	Cumulative total of shares repurchased since the April 28, 2006 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 36,778,000 shares

•	Aggregate repurchase amount: 89,993,445,000 yen

(Reference 2)

The number of shares issued and treasury stock as of September 30, 2006:

•	Total number of shares issued (excluding treasury stock): 2,192,915,563 shares

•	Treasury stock: 260,137,934 shares

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December 21, 2006

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Signing of Agreement on Integration of Healthcare Business

through Business Division

Osaka, Japan, December 21, 2006 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, today announced that MEI and its consolidated subsidiary Panasonic Shikoku Electronics Co., Ltd. (PSEC) have signed the agreement regarding the transfer of MEI’s healthcare business of Healthcare Business Company to PSEC through business division (see July 26, 2006 press release “Integration of Healthcare Business through Business Division”). Details of the agreement are summarized below.

1. Purpose of business division

By dividing the healthcare business from MEI, and transferring such business to PSEC, MEI aims to establish comprehensive business operations. By generating synergy effects in the relevant businesses, MEI will augment growth strategies and reinforce management structures in the healthcare business on the whole.

2. Outline of the business division

A.	Schedule

December 21, 2006	Resolution of the Board of Directors on business division agreement

December 21, 2006	Signing of business division agreement

April 1, 2007 (planned)	Effective date of business division and business transfer

(Note: This business division will be conducted through the simplified procedures provided under the Company Law of Japan, by which a resolution of the shareholders’ meeting will not be made.)

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B.	Method of business division

MEI will divide a certain part of its business and PSEC will succeed the divided business.

C.	Allotment of shares

PSEC, a wholly-owned subsidiary of MEI, will issue 1 share of its common stock and allot it to MEI.

D.	Handling of stock acquisition rights

The stock acquisition rights of PSEC shall not be delivered to the holders of the stock acquisition rights of MEI.

E.	Overview of Accounting Procedure

This business division falls under the category of the transactions made under the common control in the classification of accounting for business combinations, and MEI will not record any profit or loss in respect of this transaction. In addition, no goodwill will appear on the balance sheet as a result of the business division.

F.	Rights and obligations to be succeeded

Rights and obligations such as the assets and liabilities with respect to the business to be divided and transferred, which are considered to be necessary for PSEC to operate the business to be succeeded, excluding those rights and obligations with respect to the manufacture and sale business of ultrasonic diagnostic imaging equipment, probes and hearing aids for which MEI has obtained approval or certification by the end of March 2007 in accordance with the Pharmaceutical Affairs Law of Japan.

G.	Prospects of paying debt obligations

MEI believes that both MEI and PSEC can pay the debt obligations incurred as a result of the business division and transfer.

H.	Capitals to decrease as a result of the business division

None

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3. Basic information of MEI and PSEC (non-consolidated basis)

(as of September 30, 2006)

Trade Name	MEI (company to divide a unit)		PSEC (succeeding company)
Principal Lines of Business	Manufacture and sale of electronic and electric equipment		Manufacture and sale of electric, communications, electronic, lighting, medical equipment and medical products

Date of Incorporation	December 15, 1935		November 15, 1948

Principal Office	Kadoma-shi, Osaka, Japan		Toon-shi, Ehime, Japan

Representative	Fumio Ohtsubo, President		Tomiyasu Chiba, President

Capital Stock (million yen)	258,740		7,907

Shares Issued	2,453,053,497		158,146,560

Shareholders’ Equity (million yen)	2,596,955		148,532

Total Assets (million yen)	5,013,611		183,986

Financial Closing Date	March 31		March 31

No. of Employees	45,548		2,881

Major Customers	Consumer products— widely distributed to the general public through consumer and household equipment sales channels. Industrial equipment and components— sold mainly to government agencies, corporations and manufacturers through systems and industrial sales channels.		MEI

Major Shareholders and Shareholdings	Moxley & Co.	7.00%	MEI 100%
	The Master Trust Bank of Japan, Ltd.
	(Trust account)	6.10%
	Japan Trustee Services Bank, Ltd.
	(Trust account)	4.72%
	Nippon Life Insurance Co.	2.73%
	Sumitomo Mitsui Banking Corporation	2.35%

Major Banks	Sumitomo Mitsui Banking Corporation, Resona Bank Ltd., etc.		The Hyakujyushi Bank Ltd., etc.

Relationship between both companies	Capital relationship	Succeeding company is a 100% subsidiary of the company to divide a business unit.
	Employees	Employees are dispatched from the company to divide a unit to the succeeding company.
	Transactions	There are mutual transactions between both companies regarding merchandise and services.

Note: Amounts less than one million yen have been rounded to the nearest whole million yen amount. (hereinafter the same)

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Financial results for the most recent three fiscal years (non-consolidated basis)

(in millions of yen, except per share amounts)

	MEI (company to divide a business unit)			PSEC (succeeding company)
Fiscal Year ended	March 2004	March 2005	March 2006	March 2004	March 2005	March 2006
Net Sales	4,081,485	4,145,654	4,472,579	197,778	167,327	150,788
Operating Profit	46,993	88,393	123,218	3,092	2,799	7,860
Recurring Profit	105,201	116,280	216,425	2,483	3,210	7,714
Net Income (Loss)	59,499	73,453	20,445	5,769	(9,444)	5,661
Net Income (Loss) per Share (in yen)	25.52	31.90	9.08	36.07	(60.21)	35.28
Annual Dividends per Share (in yen)	14.00	15.00	20.00	52.19	50.03	43.15
Shareholders’ Equity per Share (in yen)	1,224.59	1,230.76	1,239.25	1,042.91	932.03	920.08

Note: Amounts less than one million yen have been omitted for March 2004.

4. Description of the business to be divided

A.	Business to be divided

Sale of blood glucose monitoring systems; development, manufacture and sale of ultrasonic diagnostic imaging equipment, hearing aids and other healthcare equipment

B.	Operating results of the business to be divided for the year ended March 31, 2006

(in millions of yen)

	Healthcare business (a)	MEI (b)	Percentage (a / b)
Net Sales	53,243	4,472,579	1%

Note: Percentage less than one percent has been rounded to the nearest whole number.

C.	Assets and liabilities of the business to be divided as of March 31, 2007 (forecast)

(in billions of yen)

Assets		Liabilities
Item	Amount	Item	Amount
Current assets	13.8	Current liabilities	8.1
Fixed assets	1.7	Noncurrent liabilities	0.3
Total	15.5	Total	8.4

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5. Effects of business division on MEI’s financial results

Information about Matsushita upon the business division

1) Trade name:	Matsushita Electric Industrial Co., Ltd.

2) Principal lines of business:	Manufacture and sale of electronic and electric equipment

3) Principal office:	Kadoma-shi, Osaka, Japan

4) Representative:	Fumio Ohtsubo, President

5) Capital stock:	No change as a result of this business division

6) Total assets:	No material effect on total assets as a result of this business division

7) Annual financial closing date:	March 31

8) Effect on financial results:	MEI currently expects that the business division will have no effect on MEI’s financial forecast on a consolidated basis, and no significant effect on a parent-alone basis.

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Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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